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16003928

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2016
Washington DC
404

SEC FILE NUMBER
~~8-19982~~ 8-43548

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FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GFI Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Water Street
(No. and street)

New York	NY	10041
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Shields — 212-968-4122 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

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This report ** contains (check all applicable boxes):

[x] Facing Page.
[x] Report of Independent Registered Public Accounting Firm.
[x] Consolidated Statement of Financial Condition.
[ ] Consolidated Statement of Operations.
[ ] Consolidated Statement of Cash Flows.
[ ] Consolidated Statement of Comprehensive Income.
[ ] Consolidated Statement of Changes in Member's Interest.
[x] Notes to Statement of Financial Condition.
[ ] Computation of Net Capital Pursuant to Rule 15c3-1.
[ ] Computation for Determination of the Reserve Requirements under Exhibit A of SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3.
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[x] An Oath or Affirmation.
[ ] A copy of the SIPC Supplemental Report
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[ ] Reconciliation of Amounts in Consolidated Financial Statements to amounts of Form X-17A-5
[ ] Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act.
[ ] Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 under the Commodity Exchange Act.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a(e)(3)*

AFFIRMATION

We, William Shields and James Peers, affirm that, to the best of our knowledge and belief, the accompanying consolidated statement of financial condition pertaining to GFI Securities, LLC and its subsidiaries (collectively the "Company"), as of December 31, 2015, is true and correct. We further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

James Peers
Chief Financial Officer

William Shields
Chief Compliance Officer

Notary Public

Heidi M. Castro
Notary Public, State of New York
No. 01CA6094353
Qualified in New York County
Commission Expires June 16, 2019

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Management of GFI Securities LLC and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of GFI Securities LLC and Subsidiaries (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of GFI Securities LLC and Subsidiaries at December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 26, 2016

GFI Securities LLC and Subsidiaries

Consolidated Statement of Financial Condition

December 31, 2015

(In Thousands)

Assets		
Cash and cash equivalents	$	44,939
Accrued commissions receivable		8,239
Receivables from clearing brokers		12,070
Fixed assets, net		48
Receivables from related parties		4,904
Forgivable loans and other receivables from employees		5,685
Other assets		510
Total assets	$	76,395
Liabilities and Member's Interest		
Accrued compensation	$	15,900
Accounts payable and accrued liabilities		2,666
Payables to related parties		3,066
Other liabilities		277
Total liabilities		21,909
Member's interest:		
Controlling interest		54,400
Noncontrolling interests		86
Total member's interest		54,486
Total liabilities and member's interest	$	76,395

See notes to the consolidated statement of financial condition.

1. General and Summary of Significant Accounting Policies

Description of Business — GFI Securities LLC and its Subsidiaries (collectively the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") and an introducing broker with the National Futures Association ("NFA") and the Commodity Futures Trading Commission ("CFTC"). The Company provides brokerage services for securities and over-the-counter ("OTC") derivative contracts to broker-dealers and other financial institutions. The Company introduces trades to a number of clearing firms who clear them on a fully disclosed basis.

The consolidated statement of financial condition includes the accounts of the Company. The Company is a New York Limited Liability Company and an indirect, wholly-owned subsidiary of GFI Group Inc. (the "Parent" or "GFI"), a Delaware Corporation. In February 2015, BGC Partners, Inc. (the "Ultimate Parent" or "BGC") acquired a controlling financial interest in GFI, and as of December 31, 2015, GFI is a majority-owned subsidiary of BGC.

As of December 31, 2015, the Company owns approximately 95% of GFI Exchange Colombia S.A. and GFI Securities Colombia S.A., which are licensed and regulated by the Superintendencia Financiera de Colombia. The remaining interests are owned by other subsidiaries of GFI and represent the noncontrolling interest in the consolidated statement of financial condition. All intercompany accounts and transactions have been eliminated.

Basis of Presentation — The Company's consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates – Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the consolidated statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the consolidated statement of financial condition.

Cash and Cash Equivalents — The Company considers all highly liquid investments with original maturity dates of 90 days or less at acquisition to be cash equivalents.

Receivables from Clearing Brokers — Receivables from clearing brokers represent cash deposits with various clearing brokers to conduct ongoing clearance activities.

(In Thousands)

1. General and Summary of Significant Accounting Policies (continued)

Financial Assets and Liabilities — In accordance with Accounting Standards Codification ("ASC") 820-10, *Fair Value Measurements and Disclosures* ("ASC 820-10"), the Company estimates fair values of financial instruments using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment in interpreting market data and, accordingly, changes in assumptions or in market conditions could adversely affect the estimates. The Company also discloses the fair value of its financial instruments in accordance with the fair value hierarchy as set forth by ASC 820-10. As of December 31, 2015, the Company did not have any financial assets and liabilities measured at fair value on a recurring basis.

Forgivable Loans and Other Receivables from Employees — Forgivable loans and other receivables from employees are advances on bonuses and salaries and other loan contracts such as forgivable loans that the Company may, from time to time, execute with employees. The Company expects to fully recover the loans and other advances as agreed under the contracts. As such, the Company does not have an allowance related to loan receivables from employees.

Accrued Commissions Receivable – Accrued commissions receivable represent amounts due from brokers, dealers, banks and other financial and non-financial institutions for the execution of securities, commodities, foreign exchange, and other derivative brokerage transactions. Pursuant to a factoring agreement dated November 30, 2003 (the "Factoring Agreement"), the Company sells commissions receivable aged over 30 days to an affiliate on a non-recourse basis. The Company accounts for the transfer of the commissions receivable to the affiliate under the Factoring Agreement in accordance with ASC 860-10-40-5, *Transfers and Servicing*. ASC 860-10 requires that several conditions be met in order to present the transfer of accounts receivable as a sale. As the Company has isolated the transferred (sold) assets (commissions receivable); has the legal right to transfer the assets; and has sold the assets on a non-recourse basis, effectively relinquishing control of the assets, the Company qualifies for sale treatment. In addition, as a result of the Factoring Agreement, the Company does not generally record an allowance for doubtful accounts. See Note 7 – Related party transactions for further discussion.

Fixed Assets, Net – Fixed assets are recorded at historical cost and depreciated over their estimated economic useful lives, generally three to five years using the straight line method. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter.

Revenue Recognition —The Company derives its revenues primarily through commissions from agency or principal transactions.

1. General and Summary of Significant Accounting Policies (continued)

Agency Commissions — In agency transactions, the Company charges commissions for executing transactions between buyers and sellers. Agency commissions revenues are recognized on a trade date basis.

Principal Transactions — Principal transactions revenue are primarily derived from matched principal transactions, whereby the Company simultaneously agrees to buy securities from one customer and sell them to another customer. Revenues earned from principal transactions represent the spread between buy and sell price of the brokered security. Principal transactions revenues are recognized on a trade date basis.

Income Taxes – Income taxes are accounted for under FASB guidance *Accounting for Income Taxes* using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

FASB guidance, *Accounting for Uncertainty in Income Taxes,* clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the consolidated statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

The Company is a single-member limited liability company and as such is not liable for income tax. Instead, income or loss attributable to the Company's standalone operations is passed through to its sole member who is responsible for reporting such income or loss at the federal, state, and local levels. The Company has two subsidiaries which operate in a foreign jurisdiction and are subject to tax in that jurisdiction. These taxes are reflected as a provision for income taxes in the consolidated statement of operations.

Foreign Currency Translation Adjustments and Transactions — Assets and liabilities of foreign subsidiaries having non-U.S. dollar functional currencies are translated at the period end rates of exchange, and revenue and expenses are translated at the average rates of exchange for the period.

(In Thousands)

2. Derivative Instruments

As of December 31, 2015, the Company had outstanding long and short futures contracts with notional values of approximately $598,930 and $609,025 respectively. The fair value of these derivative contracts is recorded with one counterparty for which legal right to offset exists under an enforceable netting agreement.

During the year, the Company entered into principal transactions for futures products to facilitate customer trading activities or to engage in principal trading for the Company's own account. As of December 31, 2015 the Company had futures contracts of $39, which is included in Receivables from clearing brokers as futures contracts are settled daily.

3. Fixed Assets, Net

Fixed assets, net consisted of the following:

	December 31, 2015
Leasehold improvements and other fixed assets	$ 145
Computer and communications equipment	139
	284
Less accumulated depreciation and amortization	236
Fixed assets, net	$ 48

4. Commitments and Contingencies

Legal Matters —In the ordinary course of business, various legal actions are brought and are pending against the Company and its subsidiaries in the U.S. and internationally. In some of these actions, substantial amounts are claimed. The Company is also involved, from time to time, in reviews, examinations, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's businesses, which may result in judgments, settlements, fines, penalties, injunctions or other relief. The following generally does not include matters that the Company has pending against other parties which, if successful, would result in awards in favor of the Company or its subsidiaries.

From time to time, the Company and its subsidiaries are involved in litigation, claims and arbitrations in the U.S. and internationally, relating to various employment matters, including with respect to termination of employment, hiring of employees currently or previously employed by competitors, terms and conditions of employment and other matters. In light of the competitive nature of the brokerage industry, litigation, claims and arbitration between competitors regarding employee hiring are not uncommon.

(In Thousands)

4. Commitments and Contingencies (continued)

Legal reserves are established in accordance with FASB guidance on *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change. The outcome of such items cannot be determined with certainty. The Company is unable to estimate a possible loss or range of loss in connection with specific matters beyond its current accrual and any other amounts disclosed. Management believes that, based on currently available information, the final outcome of these current pending matters will not have a material adverse effect on the Company's consolidated statement of financial condition and disclosures taken as a whole.

Risks and Uncertainties — The Company primarily generates its revenues by executing and facilitating transactions for counterparties. Revenues for these services are transaction based. As a result, the Company's revenues could vary based upon the transaction volume of securities, commodities, foreign exchange, and derivative markets in which the Company provides services.

In connection with the factoring of commissions receivable, a company is generally required to make a variety of customary representations and warranties regarding both the company itself and the commissions receivable being sold or transferred. The Company makes such representations and warranties in connection with the sale of its commissions receivable, and will continue to do so in the ordinary course of business. See Note 1 – General and Summary of Significant Accounting Policies under "Accrued Commissions Receivable" for further information.

Guarantees — The Company is a member of certain exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee certain obligations. To mitigate the performance risks of its members, the exchanges and clearing houses may, from time to time, require members to post collateral, as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes that the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the statement of financial condition for these arrangements

5. Related Party Transactions

An affiliate pays certain administrative and general expenses on behalf of the Company for which the Company reimburses the affiliate.

The Company is allocated a portion of the Parent's costs including compensation, rent, and administrative costs based on an internal methodology.

(In Thousands)

5. Related Party Transactions (continued)

Pursuant to the Factoring Agreement the Company sells commissions receivable aged over 30 days to an affiliate on a non-recourse basis. The Company sold commissions receivable of $28,361 for the year ended December 31, 2015.

Receivables from related parties primarily consist of amounts collected by affiliates on behalf of the Company which have not yet been remitted to the Company and reimbursement for excess costs previously charged under a service agreement. Payables to affiliates relate primarily to compensation costs incurred by the Parent on behalf of the Company.

6. Income Taxes

As of December 31, 2015, the Company recorded a deferred tax asset of approximately $5 before a valuation allowance of approximately $3, including $3 in the current year. The deferred tax asset consists primarily of book-tax differences related to deferred compensation and net operating losses. The difference between the effective tax rate and the U.S. federal statutory rate is due primarily to the Company not being subject to US federal and state and local tax.

The Company has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction). There were no unrecognized tax benefits as of December 31, 2015. The federal tax return of the sole member is no longer subject to examination for years prior to 2012. The state and local tax returns of the sole member are no longer subject to examination prior to 2009.

7. Deferred Compensation

Restricted Stock Units

Prior to the completion of BGC's acquisition of GFI the Company awarded bonuses in the form of equity awards pursuant to the Parent's Amended and Restated GFI Group Inc. 2008 Equity Incentive Plan, ("2008 Equity Incentive Plan") which permitted the grant of restricted stock units to employees. Following the acquisition by BGC, the Parent filed post-effective amendments to its registration statements on Form S-8 de-registering any and all securities registered under the registration statements that remained unissued pursuant to its equity incentive and stock option plans and does not plan to issue any additional RSUs. Pursuant to the terms of the acquisition of GFI, each RSU outstanding immediately prior to the completion of BGC's acquisition of GFI was converted into the right to receive an amount in cash equal to $6.10 per unit, the offer price with respect to each share underlying such award, with such cash payable on and subject to the terms and conditions of the original vesting schedule of each RSU.

(In Thousands)

7. Deferred Compensation (continued)

The Parent accounted for the conversion of RSUs into the right to receive cash as the modification of an equity award to a liability in accordance with the applicable provisions of ASC 718. Accordingly, the Parent recorded incremental compensation cost on the previously recognized portion of any outstanding RSUs based upon the excess, if any, of the $6.10 per unit fair value of the modified award over the value of the original award immediately before its terms were modified. The total unrecognized compensation cost associated with those RSUs which were outstanding when the modification was effective, will be recognized based on each award's pre-existing vesting schedule based upon the $6.10 per unit fair value of the modified award, net of estimated forfeitures.

The Parent allocates compensation expense to the Company generally based upon services provided by the Company's employees. At December 31, 2015, total unrecognized compensation cost related to the RSUs (which are to be settled in cash based on pre-existing vesting schedules) prior to the consideration of expected forfeitures was approximately $10,823 and is expected to be recognized over a weighted-average period of 1 year.

Deferred Cash Compensation

Separate from the modification of RSUs discussed above under "Restricted Stock Units", the Parent's Deferred Cash Award Program, which was adopted on February 12, 2013, provides for the grant of deferred cash incentive compensation to eligible employees. At December 31, 2015, total unrecognized compensation cost related to deferred cash compensation prior to expected forfeitures was approximately $2,312 and is expected to be recognized over a weighted-average period of 2 years.

8. Regulatory Requirements

As a registered introducing broker-dealer, the Company is subject to the net capital rules under the Securities Exchange Act of 1934 and the Commodity Exchange Act. The Company has elected to compute its net capital using the alternative method, which requires the Company to maintain minimum net capital equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions. Proprietary accounts held at clearing organizations ("PAB assets") are considered allowable assets in the computation pursuant to PAB agreements between the Company and the clearing organizations which require, among other requirements, for clearing organizations to perform a computation of PAB assets similar to the customer reserve computation set forth in SEC Rule 15c3-3. At December 31, 2015, the Company's net capital was $23,519 which was $23,269 in excess of its required net capital.

9. Market and Credit Risk

The Company operates as an inter-dealer broker that is interposed between buyers and sellers ("Counterparties"). Agency brokerage transactions facilitated by the Company are settled between the Counterparties on a give up basis. Principal transactions are cleared through various clearing organizations. The Company generates revenue from principal transactions on the spread between the buy and sell price of the security. Principal transactions revenue is primarily derived from matched principal transactions. In matched principal transactions, the Company is interposed between buyers and sellers and the transactions are cleared through various clearing organizations. In the event of counterparty nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices, which may result in a loss to the Company. A limited number of the brokerage desks are allowed to enter into unmatched principal transactions. These unmatched positions are intended to be held short term and in liquid markets.

In certain circumstances, the Company may enter into transactions involving futures contracts to manage the Company's exposure on unmatched principal transactions. These transactions are executed on a margin basis through one of the third-party clearing organizations. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Futures contracts are carried at fair value and are based on quoted market prices.

The Company monitors its credit risk daily and has a policy of reviewing regularly the credit standings of counterparties with which it conducts business.

10. Subsequent Events

In January 2016, BGC acquired the remaining outstanding shares of GFI common stock that it did not own to complete the merger with GFI. As a result of the merger, GFI became a wholly-owned subsidiary of BGC.

The Company has evaluated subsequent events through the date the consolidated statement of financial condition was issued. There have been no additional material subsequent events that would require recognition in the consolidated statement of financial condition or disclosures in the notes to the consolidated statement of financial condition.

GFI

GFI Securities LLC and Subsidiaries

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

Year ended December 31, 2015
With Report of Independent
Registered Public Accounting Firm